Exhibit 99.1

Central GoldTrust

Friday April 24, 2015

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the three months ended March 31, 2015.

The interim financial statements of Central GoldTrust are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	March 31,	December 31,
	2015	2014
	$	$
Assets:
Gold bullion at market	836,421,924	845,053,911
Cash and cash equivalents	9,615,594	11,064,910
Other receivables and prepayments	192,233	113,691
Total assets	846,229,751	856,232,512

Liabilities:
Accrued liabilities	612,268	955,712
Total liabilities	612,268	955,712

Equity:
Capital	744,870,733	744,870,733
Retained earnings inclusive of unrealized appreciation of holdings	100,746,750	110,406,067
Total equity	845,617,483	855,276,800
Total liabilities and equity	846,229,751	856,232,512
Total equity per Unit	43.82	44.32
Exchange rate: U.S. $1.00 = Cdn.	1.2683	1.1601
Total equity per Unit expressed in Canadian dollars	55.57	51.41

The change in net assets (total assets less total liabilities) as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets decreased by $9.7 million or 1.1% during the three months ended March 31, 2015. This decrease was attributable to the 1.0% decrease in the price of gold during the period.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2015	2014
Income:	$	$
Interest	7,023	8,854
Total income	7,023	8,854
Expenses:
Administration fees	432,052	454,153
Safekeeping fees and bank charges	166,091	250,470
Trustees’ fees and expenses	44,792	42,814
Unitholder information	22,392	11,685
Auditors’ fees	21,831	26,250
Regulatory filing fees	18,287	18,526
Legal fees	13,331	13,802
Stock exchange fees	11,535	12,680
Registrar and transfer agent fees	4,513	5,208
Special meeting costs	250,790	-
Total expenses	985,614	835,588
Net loss from Trust administration	(978,591)	(826,734)
Change in unrealized appreciation of holdings	(8,680,726)	63,569,035
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(9,659,317)	62,742,301

Net loss, inclusive of the change in unrealized appreciation of holdings, was $9.7 million ($0.50 per Unit) for the three months ended March 31, 2015 compared to net income of $62.7 million ($3.25 per Unit) for the comparable three-month period in 2014. Virtually all of the reported net income (loss) for both three-month periods was a result of the change in unrealized appreciation of holdings, which is not distributable income. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three-month period ended March 31, 2015 as compared to the same period in 2014. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the period.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three-month period ended March 31, 2015 was 0.11% compared to 0.09% for the three-month period in 2014. For the twelve-month period ended March 31, 2015 the expense ratio was 0.38% compared to 0.36% for the twelve-month period ended March 31, 2014. The increases in the expense ratios were a direct result of costs incurred for the Special Meeting to be held on May 1, 2015. If not for the expense of the Special Meeting, the expense ratio would have remained unchanged from last year for both the three and twelve-month periods.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At March 31, 2015, the Units of Central GoldTrust were 98.9% invested in unencumbered, allocated and segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).